May 30, 2019

Neil Kumar, Ph.D.
Chief Executive Officer
BridgeBio Pharma LLC
421 Kipling Street
Palo Alto, CA 94301

       Re: BridgeBio Pharma, Inc.
           Registration Statement on Form S-1
           Filed May 24, 2019
           File No. 333-231759

Dear Dr. Kumar:

       We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Registration Statement on Form S-1 filed on May 24, 2019

Prospectus Summary
Our Pipeline, page 4

1. Please add disclosure to your pipeline table to indicate that you have granted a third-party a currently-exercisable option to acquire PellePharm, including the product candidate BBP-009, and if the option is exercised you will no longer have any rights to
       BBP-009.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Neil Kumar, Ph.D.
BridgeBio Pharma LLC
May 30, 2019
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Rolf Sundwall at 202-551-3105 or Mary Mast at 202-551-3613 if you
have questions regarding comments on the financial statements and related matters. Please contact Christine Westbrook at 202-551-5019 or Erin Jaskot at 202-551-3442 with any other questions.



                                                           Sincerely,
FirstName LastNameNeil Kumar, Ph.D.
                                                           Division of
Corporation Finance
Comapany NameBridgeBio Pharma LLC
                                                           Office of Healthcare
& Insurance
May 30, 2019 Page 2
cc:       Maggie Wong, Esq.
FirstName LastName